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                                                                       Exhibit 2

                                                      Immediate Release


                 TENNANT INCREASES REGULAR QUARTERLY CASH DIVIDEND,
                        ADOPTS DIVIDEND REINVESTMENT PLAN AND
                            REPLACEMENT SHARE RIGHTS PLAN


MINNEAPOLIS, MINNESOTA: November 19, 1996--Directors of Tennant Company (NASDAQ:TANT) today declared a regular cash dividend of 18 cents per share payable December 31, 1996, to shareholders of record December 16, 1996. This represents a 6 percent increase from the previous quarterly rate of 17 cents and results in the 25th consecutive year of increase. There are approximately 9,953,000 shares of common stock currently outstanding.

Directors adopted a dividend reinvestment plan that will be available beginning with the December 31, 1996, dividend payment. The plan will provide current shareholders with the opportunity to invest quarterly cash dividends in additional shares of Tennant Company common stock without incurring any brokerage charges or service fees.

Directors also adopted a share rights plan that will replace an existing plan when it expires on December 23, 1996. The new plan is substantially similar to the expiring plan.


                                     (continued)

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                                         (2)

The company continues to believe that a rights plan is a valuable means of protecting the long-term interests of the company and its shareholders in the event of an unsolicited takeover attempt. The new plan was not adopted in response to any present effort to acquire the company.

The new plan grants to Tennant shareholders a preferred share purchase right. Under both the expiring plan and the new plan, generally this right becomes exercisable only in the event a third party accumulates 20 percent or more of the company's common shares. In that event, each right (except for rights held by the 20 percent shareholder, which become void) allows its holder to purchase $200 of Tennant Company common stock for $100, subject to adjustment. If the company is acquired in certain mergers or similar transactions in certain circumstances, each right that has not become void generally can be exercised for common stock of the acquiring company, or its affiliate, having a market value of twice the right's exercise price.

In certain circumstances, the company may redeem the rights for $.01 per right (subject to adjustment), exchange them for shares of the company's common stock, delay or temporarily suspend the exercisability of the rights or reduce the 20 percent stock ownership threshold to not less than 10 percent.

Tennant is a world leading manufacturer of non-residential floor maintenance equipment, floor coatings, and related offerings.


                                     NASDAQ:TANT